# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zevia PBC, CIK 0001854139
CUSIP: 98955K104
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 15821 Ventura Blvd., Suite 135, Encino, California (CA), 91436
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000898432-24-000127
Filed by CIK 0001872982

## Reporting persons
- White Pine LLC: type of reporting person: other (OO); citizenship or place of organization: Washington (WA); sole voting power 0; shared voting power 4,838,288; sole dispositive power 0; shared dispositive power 4,838,288; aggregate amount beneficially owned 4,838,288 (7.6% of the class)
  Comment: Note to Items 6, 8, and 9: This amount reflects 1,382,350 shares of Class A common stock, $0.001 par value per share (the "Class A Shares"), of Zevia PBC (the "Issuer"), 3,455,938 Class B units of Zevia LLC (the "Class B Units"), a subsidiary of the Issuer, and an equal number of shares of Class B common stock, $0.001 par value per share, of the Issuer (the "Class B Shares") for each Class B Unit held, all of which are directly and beneficially owned by White Pine LLC, a Washington limited liability company ("White Pine"), as of December 31, 2024. Each Class B Unit may be exchanged for one share of the Issuer's Class A common stock, or, at the Issuer's election, cash. Upon such exchange (or redemption for cash), the corresponding Class B Share is automatically retired. The aggregate number of Class B Shares beneficially owned by the Reporting Person are treated as converted into Class A common stock solely for the purpose of computing the percentage ownership of the Reporting Person.
  
  Note to Item 11: Based on the quotient obtained by dividing (a) 4,838,288, the sum of the Class A Shares and the Class B Shares beneficially owned by the Reporting Person as set forth in Row 9, by (b) the sum of (i) 59,912,868 shares of Class A common stock issued and outstanding as of November 1, 2024, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024 (the "Form 10-Q"), and (ii) 3,455,938 Class B Shares beneficially owned by the Reporting Person. Taking into account the 13,101,213 shares of Class B Common Stock issued and outstanding as of November 1, 2024, as disclosed in the Form 10-Q, White Pine beneficially owns approximately 6.6% of the Issuer's issued and outstanding capital stock.
- Laird Norton Company LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 0; shared voting power 4,838,288; sole dispositive power 0; shared dispositive power 4,838,288; aggregate amount beneficially owned 4,838,288 (7.6% of the class)
  Comment: Note to Items 6, 8, and 9: This amount reflects 1,382,350 shares of Class A common stock, $0.001 par value per share (the "Class A Shares"), of Zevia PBC (the "Issuer"), 3,455,938 Class B units of Zevia LLC (the "Class B Units"), a subsidiary of the Issuer, and an equal number of shares of Class B common stock, $0.001 par value per share, of the Issuer (the "Class B Shares") for each Class B Unit held, all of which are directly and beneficially owned by White Pine LLC, a Washington limited liability company ("White Pine"), and which may be deemed to be owned by Laird Norton Compay LLC, as of December 31, 2024. Each Class B Unit may be exchanged for one share of the Issuer's Class A common stock, or, at the Issuer's election, cash. Upon such exchange (or redemption for cash), the corresponding Class B Share is automatically retired. The aggregate number of Class B Shares beneficially owned by the Reporting Person are treated as converted into Class A common stock solely for the purpose of computing the percentage ownership of the Reporting Person.
  
  Note to Item 11: Based on the quotient obtained by dividing (a) 4,838,288, the sum of the Class A Shares and the Class B Shares beneficially owned by the Reporting Person as set forth in Row 9, by (b) the sum of (i) 59,912,868 shares of Class A common stock issued and outstanding as of November 1, 2024, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024 (the "Form 10-Q"), and (ii) 3,455,938 Class B Shares beneficially owned by the Reporting Person. Taking into account the 13,101,213 shares of Class B Common Stock issued and outstanding as of November 1, 2024, as disclosed in the Form 10-Q, White Pine beneficially owns approximately 6.6% of the Issuer's issued and outstanding capital stock.

## Item 1. Issuer
Name of issuer: Zevia PBC
Address of issuer's principal executive offices: 15821 Ventura Blvd., Suite 135, Encino, California, 91436

## Item 2. Person Filing
Name of person filing: This statement on Schedule 13G (this "Statement") is being filed by White Pine LLC ("White Pine") and Laird Norton Company LLC ("LNC"). White Pine is an indirect, wholly owned subsidiary of LNC. White Pine and LNC are filing this Statement jointly pursuant to a Joint Filing Agreement incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The principal business offices of White Pine and LNC are located at 801 Second Avenue, Suite 1700, Seattle, Washington 98104.
Citizenship: White Pine is a Washington limited liability company. LNC is a Nevada limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to White Pine and LNC is hereby incorporated by reference herein.
Percent of class: 7.6
Sole power to vote or to direct the vote: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to White Pine and LNC is hereby incorporated by reference herein.
Shared power to vote or to direct the vote: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to White Pine and LNC is hereby incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to White Pine and LNC is hereby incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to White Pine and LNC is hereby incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- White Pine LLC: /s/ Joseph Phelps, Vice President, Legal & Secretary (02/13/2025)
- Laird Norton Company LLC: /s/ Joseph Phelps, Vice President, Legal & Secretary (02/13/2025)